錦 興 集 團 有 限 公 司
(Incorporated in Bermuda with limited liability)

HANNY)
VISIONS AHEAD

082-03638

Date: **0 3 MAR 2008**



08001360

SUPPL

<u>**BY AIRMAIL**</u>

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

Dear Sirs,

HANNY HOLDINGS LIMITED (the "Company")
- ISIN US 41068T2087

We have enclosed herewith a copy of the announcement of the Company dated 28 January 2008 (in English and in Chinese) in relation to Unaudited Results of MRI Holdings Limited for the year ended 31 December 2007 for your filing under ISIN US 41068T2087.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

Samantha Fung
Company Secretarial Department

PROCESSED
MAR 2 5 2008
THOMSON
FINANCIAL

Encls.





HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

ANNOUNCEMENT OF UNAUDITED RESULTS OF
MRI HOLDINGS LIMITED
FOR THE YEAR ENDED 31 DECEMBER 2007

> MRI, an approximately 57.26% owned subsidiary of Hanny, has announced its unaudited consolidated results for the year ended 31 December 2007.

This announcement is made by Hanny Holdings Limited ("Hanny") pursuant to the requirement of Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to provide the shareholders of Hanny with financial information of MRI Holdings Limited ("MRI"), an approximately 57.26% owned subsidiary of Hanny, which has announced such information to the public in Australia on 29 February 2008.

The board of directors of Hanny (the "Board") announces the unaudited consolidated results of MRI for the year ended 31 December 2007 which has been announced by MRI in accordance with rule 4.3A of the Australian Securities Exchange on 29 February 2008 in Australia. MRI is a company incorporated in Australia and its shares are listed on the Australian Securities Exchange.

The unaudited consolidated financial statements for the year ended 31 December 2007 are prepared in accordance with the Corporations Act 2001 and applicable Accounting Standards, and comply with other requirements of the laws of Australia.

RESULTS

The consolidated results of MRI and its subsidiaries for the years ended 31 December 2007 and 2006 are as follows:

	Year ended 31 December	
	2007 *A$' 000* *(Unaudited)*	2006 *A$'000* *(Audited and restated)*
Revenues	**767**	919
Unrealised loss in investments	**(3,500)**	-
Administration expenses	**(523)**	(411)
Finance costs	**(11)**	(1)
Other expenses	**(11)**	(22)

(Loss)/profit before income tax expense	(3,278)	485
Income tax expense	(58)	(77)
(Loss)/profit after income tax expense	(3,336)	408
Accumulated losses brought forward	(13,558)	(13,966)
Accumulated losses carried forward	(16,894)	(13,558)
Basic (loss)/earnings per share (cent)	(7.24)	0.89

Diluted (loss)/ earnings per share is not materially different from basic (loss)/earnings per share and therefore is not disclosed.

BALANCE SHEET HIGHLIGHTS

The consolidated balance sheet of MRI and its subsidiaries for the years ended 31 December 2007 and 2006 shows the followings:

	As at 31 December	
	2007	2006
	A$' 000	A$'000
	(Unaudited)	(Audited and restated)
Current assets	16,352	17,295
Non-current assets	1,195	4,624
Total assets	17,547	21,919
Current liabilities	(209)	(88)
Non-current liabilities	(18)	(4)
Net assets	17,320	21,827
Share capital	31,381	31,381
Reserves and accumulated losses	(14,061)	(9,554)
	17,320	21,827

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 29 February 2008

As at the date of this announcement, the Board comprises:-

Executive Directors:

Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
  (Deputy Managing Director)

Independent Non-executive Directors:

Mr. Kwok Ka Lap, Alva
Mr. Poon Kwok Hing, Albert
Mr. Sin Chi Fai

HANNY

HANNY HOLDINGS LIMITED
錦興集團有限公司 *
（於百慕達註冊成立之有限公司）

（股份代號：275）

MRI HOLDINGS LIMITED
截至二零零七年十二月三十一日止年度之未經審核業績公佈

> 錦興持有約57.26%權益之附屬公司MRI宣佈其截至二零零七年十二月三十一日止年度之未經審核綜合業績。

錦興集團有限公司（「錦興」）根據香港聯合交易所有限公司證券上市規則第13.09(2)條之規定，向錦興之股東提供 MRI Holdings Limited（「MRI」）（錦興持有約57.26%權益之附屬公司）之財務資料，MRI 已於二零零八年二月二十九日向澳洲公眾人士公佈該等資料。

錦興董事會（「董事會」）宣佈 MRI 截至二零零七年十二月三十一日止年度之未經審核綜合業績（MRI 根據澳洲證券交易所上市規則第4.3A條已於二零零八年二月二十九日在澳洲公佈其業績）。MRI 在澳洲註冊成立，其股份在澳洲證券交易所上市。

截至二零零七年十二月三十一日止年度之未經審核綜合財務報表乃按二零零一年公司法與適用會計準則並符合澳洲法律其他要求而編製。

業績

MRI 及其附屬公司截至二零零七年及二零零六年十二月三十一日止年度之綜合業績如下：

	截至十二月三十一日止年度	
	二零零七年	二零零六年
	千澳元	千澳元
	（未經審核）	（經審核及重列）
收益	767	919
未變現投資虧損	(3,500)	-
行政支出	(523)	(411)
融資成本	(11)	(1)
其他支出	(11)	(22)

除所得稅開支前（虧損）/溢利	(3,278)	485
所得稅開支	(58)	(77)
除所得稅開支後（虧損）/溢利	(3,336)	408
承前累計虧損	(13,558)	(13,966)
結轉累計虧損	(16,894)	(13,558)
每股基本（虧損）/盈利（仙）	(7.24)	0.89

由於每股攤薄（虧損）/盈利與每股基本（虧損）/盈利並無重大差別，因此其無予以披露。

資產負債表摘要

MRI 及其附屬公司截至二零零七年及二零零六年十二月三十一日止年度之綜合資產負債表呈列如下：

	於十二月三十一日	
	二零零七年 千澳元 （未經審核）	二零零六年 千澳元 （經審核及重列）
流動資產	16,352	17,295
非流動資產	1,195	4,624
總資產	17,547	21,919
流動負債	(209)	(88)
非流動負債	(18)	(4)
淨資產	17,320	21,827
股本	31,381	31,381
儲備及累計虧損	(14,061)	(9,554)
	17,320	21,827

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零八年二月二十九日

於本公佈日期，董事會成員包括：

執行董事：　　　　　　　　　　　　獨立非執行董事：
陳國強博士（主席）　　　　　　　　郭嘉立先生
Yap, Allan 博士（董事總經理）　　　潘國興先生
呂兆泉先生（副董事總經理）　　　　冼志輝先生

* 僅供識別

END